SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between November 1, 2024, and November 30, 2024, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors		( ) Executive Officers	( ) Fiscal Committee and Statutory Committees	(X) Controlling Shareholders
Initial Balance
Securities / Derivatives		Securities Characteristics		Quantity

Shares		Common		2,863,682,500
Shares		Preferred		143,956,223
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives		Securities Characteristics		Quantity

Shares		Common		2,863,682,500
Shares		Preferred		143,956,223
*Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between November 1, 2024, and November 30, 2024, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	(x) Board of Directors	( ) Executive Officers		( ) Fiscal Committee and Statutory Committees		( ) Controlling Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			0
Shares	Preferred			8,216

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			0
Shares	Preferred			8,216

* Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between November 1, 2024, and November 30, 2024, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	(X) Executive Officers	( ) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders

Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			0
Shares	Preferred			493,188

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			0
Shares	Preferred			493,188

* Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between November 1, 2024, and November 30, 2024, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	( ) Executive Officers	(x) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders

Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			0
Shares	Preferred			13,123

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			0
Shares	Preferred			13,123

* Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between November 1, 2024 and November 30, 2024, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	( ) Executive Officers	( ) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders	(x) Technical or Advisory Bodies

Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			0
Shares	Preferred			274,966

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Share	PN	Itaú	Buy	15	12,400	0.00	0.00
Share	PN	Itaú	Sales	18	12,400	0.00	0.00
Share	PN	Itaú	Buy	26	15,000	0.00	0.00

Final Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			0
Shares	Preferred			289,966

* Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer